Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2020

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements

March 31, 2020

(Unaudited)

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Shinhan Financial Group Co.,Ltd(the Company). These financial statements consist of the separate interim statement of financial position of the Company as at March 31, 2020 and the related separate interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2020, and notes to the financial statements, including a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 26 of the financial statements. As explained in Note 26, the outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the company's financial condition and results of operations in various forms both domestically and internationally.

The company is monitoring the impact of COVID-19, but the overall instability of the global macroeconomic environment presents difficulties in predicting the financial impact thereof as of the end of this quarter. The company's interim financial statements does not reflect this impact.

Other Matters

The separate statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2019, presented herein for comparative purposes, were reviewed by KPMG Samjong whose report dated May 15, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The separate financial statements of the Company for the year ended December 31, 2019, were audited by KPMG Samjong who expressed an unqualified opinion on those statements, not presented herein, on March 5, 2020. The separate statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 15, 2020

Seoul, Korea

This report is effective as of May 15, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(In millions of won)	Note		March 31, 2020 (Unaudited)	December 31, 2019

Assets
Due from banks at amortized cost	4, 5, 25	~~W~~	313	167
Financial assets at fair value through profit or loss	4, 6		1,827,138	443,377
Derivative assets	4, 7		24,352	24,352
Financial assets at amortized cost	4, 8, 25		2,808,835	2,219,698
Property and equipment	25		5,055	5,488
Intangible assets			5,604	5,618
Investments in subsidiaries	9		29,894,729	28,980,275
Deferred tax assets			-	1,460
Other assets	4, 8, 25		692,307	580,887
Total assets		~~W~~	35,258,333	32,261,322

Liabilities
Derivative liabilities	4, 7	~~W~~	17,687	17,687
Borrowings	4, 10		520,000	-
Debt securities issued	4, 11		9,389,012	9,147,640
Defined benefit liabilities	12		4,412	4,851
Other liabilities	4, 25		1,524,990	625,718
Total liabilities			11,456,101	9,795,896

Equity	13
Capital stock			2,773,627	2,732,463
Hybrid bonds			1,731,235	1,731,235
Capital surplus			10,441,672	10,155,223
Capital adjustments			(42,711)	(600,000)
Accumulated other comprehensive loss			(7,420)	(7,420)
Retained earnings			8,905,829	8,453,925
Total equity			23,802,232	22,465,426
Total liabilities and equity		~~W~~	35,258,333	32,261,322

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2020 and 2019

			Three-month periods ended March 31
(In millions of won, except earnings per share data)	Note		2020 (Unaudited)	2019 (Unaudited)

Interest income
Financial assets at amortized cost	22, 25	~~W~~	13,351	11,962
Interest expense	25		(54,812)	(50,188)
Net interest expense	14		(41,461)	(38,226)

Fees and commission income	22, 25		12,443	12,441
Fees and commission expense	25		(93)	(83)
Net fees and commission income	15		12,350	12,358

Dividend income	16, 22, 25		1,385,063	1,282,144
Net gain on financial instruments at fair value through profit or loss	22		27,984	4,577
Net foreign currency transaction loss	22		7,299	8,613
Provision (reversal) for credit loss allowance	17		(643)	190
General and administrative expenses	18, 25		(22,571)	(23,293)
Other operating income			-	2,334

Operating income			1,368,021	1,248,697

Non-operating expense			(300)	(258)

Profit before income taxes			1,367,721	1,248,439

Income tax expense (benefit)	20		2,744	(537)
Profit for the period			1,364,977	1,248,976

Other comprehensive income for the period, net of income tax			-	-

Total comprehensive income for the period		~~W~~	1,364,977	1,248,976

Basic and diluted earnings per share in won	21	~~W~~	2,708	2,617

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2020 and 2019

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,248,976	1,248,976
		-	-	-	-	-	1,248,976	1,248,976
Transactions with owners:
Dividends		-	-	-	-	-	(753,041)	(753,041)
Issuance of hybrid bonds		-	-	-	-	-	(18,341)	(18,341)
Acquisition of treasury stock		-	-	-	(11,757)	-	-	(11,757)
		-	-	-	(11,757)	-	(771,382)	(783,139)
Balance at March 31, 2019 (Unaudited)	~~W~~	2,645,053	1,531,759	9,494,842	(167,680)	(5,449)	8,617,380	22,115,905
Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,155,223	(600,000)	(7,420)	8,453,925	22,465,426
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,364,977	1,364,977
		-	-	-	-	-	1,364,977	1,364,977
Transactions with owners:
Dividends		-	-	-	-	-	(883,929)	(883,929)
Paid-in capital increase		41,164	-	286,522	-	-	-	327,686
Dividend to hybrid bonds		-	-	-	-	-	(29,144)	(29,144)
Acquisition of treasury stock		-	-	-	(148)	-	-	(148)
Disposition of treasury stock		-	-	-	557,364	-	-	557,364
Changes in capital adjustments		-	-	(73)	73	-	-	-
		41,164	-	286,449	557,289	-	(913,073)	(28,171)
Balance at March 31, 2020 (Unaudited)	~~W~~	2,773,627	1,731,235	10,441,672	(42,711)	(7,420)	8,905,829	23,802,232

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2020 and 2019

			Three-month periods ended March 31
(In millions of won)	Note		2020 (Unaudited)	2019 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	1,367,721	1,248,439
Adjustments for:
Interest income			(13,351)	(11,962)
Interest expense			54,812	50,188
Dividend income			(1,385,063)	(1,282,144)
Net gain on financial instruments at fair value through profit or loss			(26,868)	(274)
Provision for (reversal of) credit loss allowance			643	(190)
Employee costs			(1,648)	2,282
Depreciation and amortization			699	643
Net foreign currency translation gain			(3,552)	(1,242)
Other operating income			-	(2,332)
Non-operating income			3	-
			(1,385,063)	(1,245,031)
Changes in assets and liabilities:
Financial instruments at fair value through profit or loss			(1,379,815)	30,159
Other assets			(31,908)	(737)
Defined benefit liabilities			(1,425)	56
Other liabilities			2,672	(5,023)
			(1,410,476)	24,455

Interest received			52,348	13,645
Interest paid			(67,077)	(49,192)
Dividend received			1,319,593	1,268,720
Income tax paid			-	(1,017)
Net cash inflow (outflow) from operating activities			(112,216)	1,260,029

Cash flows from investing activities
Lending of loans at amortized cost			(558,000)	(98,000)
Collection of loans at amortized cost			-	467,669
Acquisition of property and equipment			(266)	(212)
Decrease in other assets			-	959
Acquisition of investments in subsidiaries			-	(2,082,498)
Net cash outflow from investing activities			(558,266)	(1,712,082)

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (Continued)

For the three-month periods ended March 31, 2020 and 2019

			Three-month periods ended March 31
(In millions of won)	Note		2020 (Unaudited)	2019 (Unaudited)

Cash flows from financing activities
Issuance of debt securities		~~W~~	499,000	724,000
Repayments of debt securities issued			(290,000)	(324,000)
Debenture issuance costs paid			(622)	(500)
Payment of stock issuance costs			(2,228)	-
Proceeds from borrowings			520,000	100,000
Dividends paid			(55,016)	(50,947)
Acquisition of treasury stock			(148)	(11,757)
Repayments of leased liabilities			(368)	(304)
Net cash inflow from financing activities			670,618	436,492

Effect on the exchange rate changes of cash equivalents in foreign currency			10	-

Net decrease in cash and cash equivalents			146	(15,561)

Cash and cash equivalents at the beginning of the period	24		164	48,628

Cash and cash equivalents at the end of the period	24	~~W~~	310	33,067

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

1. Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depositary shares were listed on the New York Stock Exchange on September 16, 2003.

2. Basis of preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, financial performance or cash flows, is not presented in the accompanying separate interim financial statements.

(a)	Statement of compliance

These condensed separate interim financial statements of the Company were prepared in accordance with K-IFRS as part of the period covered by the Company’s K-IFRS annual financial statements. They are prepared under K-IFRS No.1034, ‘Interim Financial Reporting’, do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2019.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ and the investments in a subsidiary, an associate or a venture are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2019.

3. Significant accounting policies

The Company applies the same accounting policies applied when preparing the annual separate financial statements for the year ended December 31, 2019, except for the following amendments that first apply from January 1, 2020.

(a) Amendments to K-IFRS No.1001 ‘Presentation of financial statements’ and K-IFRS No.1008 ‘Accounting policies, changes in accounting estimates and errors’ – Definition of materiality

The amendments clarify the explanation of the definition of material and amended K-IFRS 1001 and K-IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

the information to be disclosed by the Company. The amendments do not have a significant impact on the separate financial statements.

3. Significant accounting policies (continued)

(b) Amendments to K-IFRS No. 1103 'Business combination' – Definition of business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendments do not have a significant impact on the separate financial statements.

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the “Group Risk Management Committee”) within the board of directors of the parent company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the parent company performs the risk management and supervision work by assisting the group's chief risk manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits such as by risk type, department, desk, and product.

ii) Risk management framework

ii-1) Risk Capital Management

Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management framework (continued)

ii-2) Risk monitoring

The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed.

In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

ii-3) Risk review

The risk management departments of all subsidiaries are required to review in advance on matters relating to the adoption of new financial transactions, relating to the entry into new business concerning investment and capital increase, and relating to setting and changing limits. Through these reviews, risk factors are reviewed in advance, reckless promotion of business that may not easily detect risk factors are barred, and reasonable decision-making is supported.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

ii-4) Crisis management

The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.  The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Company used in its business plan and management strategy.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

The credit risk measurement factors were estimated through statistical methods developed internally based on the historical experience data.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time and considering the distribution of ratings so that the counterparty or exposure is not concentrated on a specific rating.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Company reflects a period of expected credit loss measurement based on a contractual maturity. The Company takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of March 31, 2020 and December 31, 2019 are as follows:

			March 31, 2020	December 31, 2019
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	313	167
	Corporations		2,808,835	2,219,698
			2,809,148	2,219,865
Financial assets at fair value through profit or loss			1,827,138	443,377
Derivative assets			24,352	24,352
Other financial assets at amortized cost(*1)(*2)			684,122	580,196
		~~W~~	5,344,760	3,267,790

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) Comprise accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):
Banks	~~W~~	313	-	313	-	313
Corporations		2,811,074	-	2,811,074	(2,239)	2,808,835
		2,811,387	-	2,811,387	(2,239)	2,809,148
Other financial assets at amortized cost		684,483	-	684,483	(361)	684,122
	~~W~~	3,495,870	-	3,495,870	(2,600)	3,493,270

		December 31, 2019
		12 months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):
Banks	~~W~~	167	-	167	-	167
Corporations		2,221,322	-	2,221,322	(1,624)	2,219,698
		2,221,489	-	2,221,489	(1,624)	2,219,865
Other financial assets at amortized cost		580,529	-	580,529	(333)	580,196
	~~W~~	2,802,018	-	2,802,018	(1,957)	2,800,061

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of March 31, 2020 and December 31, 2019 was classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2019
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	-	130,000	100,000	290,000	-	-	520,000
Debt securities issued		123,996	123,645	357,459	1,287,931	6,160,384	2,174,579	10,227,994
Other financial liabilities		871,194	35,571	15,443	30,835	39,250	-	992,293
	~~W~~	995,190	289,216	472,902	1,608,766	6,199,634	2,174,579	11,740,287
Derivatives
Net and total settlement (*)		-	-	-	-	132,000	-	132,000
	~~W~~	-	-	-	-	132,000	-	132,000

		December 31, 2019
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Debt securities issued	~~W~~	24,996	202,679	227,468	990,169	6,473,288	2,088,396	10,006,996
Other financial liabilities		13,495	26,983	35,306	829	69,809	-	146,422
	~~W~~	38,491	229,662	262,774	990,998	6,543,097	2,088,396	10,153,418
Derivatives
Net and total settlement (*)		-	-	-	-	132,000	-	132,000
	~~W~~	-	-	-	-	132,000	-	132,000

(*) This is an option contract for the acquisition of the remaining stake in the Asia Trust Co., Ltd. and can be exercised from April 1, 2022 to December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,827,138	-	1,827,138
Derivative assets		-	-	24,352	24,352
		-	1,827,138	24,352	1,851,490
Liabilities
Derivative liabilities		-	-	17,687	17,687

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	443,377	-	443,377
Derivative assets		-	-	24,352	24,352
		-	443,377	24,352	467,729
Liabilities
Derivative liabilities		-	-	17,687	17,687

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
		Net derivative instruments
Beginning balance	~~W~~	6,665	-
Recognized in profit or loss		-	1,520
Purchases/issues		-	5,145
Ending balance	~~W~~	6,665	6,665

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of March 31, 2020 and December 31, 2019 are as follows:

	Classification	Valuation techniques	Type	Inputs
2020	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate
2019	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Option model	Equity securities	~~W~~	24,352	Volatility of underlying assets	23.29%

Financial liabilities
Derivative liabilities	Option model	Equity securities	~~W~~	17,687	Volatility of underlying assets	23.29%

	December 31, 2019
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Option model	Equity securities	~~W~~	24,352	Volatility of underlying assets	23.29%

Financial liabilities
Derivative liabilities	Option model	Equity securities	~~W~~	17,687	Volatility of underlying assets	23.29%

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of March 31, 2020 and December 31, 2019 are as follows:

			March 31, 2020
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL	Derivative assets	~~W~~	2,030	(2,036)
	Derivative liabilities		2,016	(2,011)

(*) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

			December 31, 2019
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL	Derivative assets	~~W~~	2,030	(2,036)
	Derivative liabilities		2,016	(2,011)

(*) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks at amortized cost

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans at amortized cost	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020		December 31, 2019
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	313	313	167	167
Loans at amortized cost		2,808,835	2,827,736	2,219,698	2,243,720
Other financial assets		684,122	684,122	580,196	580,196
	~~W~~	3,493,270	3,512,171	2,800,061	2,824,083
Liabilities:
Borrowings	~~W~~	520,000	512,342	-	-
Debt securities issued		9,389,012	9,565,109	9,147,640	9,239,312
	~~W~~	9,909,012	10,077,451	9,147,640	9,239,312

ii-3)The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	313	313
Loans at amortized cost		-	-	2,827,736	2,827,736
Other financial assets		-	-	684,122	684,122
	~~W~~	-	-	3,512,171	3,512,171
Liabilities:
Borrowings	~~W~~	-	512,342	-	512,342
Debt securities issued		-	9,565,109	-	9,565,109
	~~W~~	-	10,077,451	-	10,077,451

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	167	167
Loans at amortized cost		-	-	2,243,720	2,243,720
Other financial assets		-	-	580,196	580,196
	~~W~~	-	-	2,824,083	2,824,083
Liabilities:
Debt securities issued	~~W~~	-	9,239,312	-	9,239,312
	~~W~~	-	9,239,312	-	9,239,312

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	313	-	-
Financial assets at fair value through profit or loss		1,827,138	-	-	-
Derivative assets		24,352	-	-	-
Loans at amortized cost		-	2,808,835	-	-
Other financial assets at amortized cost		-	684,122	-	-
	~~W~~	1,851,490	3,493,270	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	17,687	-
Borrowings		-	-	-	520,000
Debt securities issued		-	-	-	9,389,012
Other financial liabilities		-	-	-	1,022,864
	~~W~~	-	-	17,687	10,931,876

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

		December 31, 2019
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	167	-	-
Financial assets at fair value through profit or loss		443,377	-	-	-
Derivative assets		24,352	-	-	-
Loans at amortized cost		-	2,219,698	-	-
Other financial assets at amortized cost		-	580,196	-	-
	~~W~~	467,729	2,800,061	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	17,687	-
Debt securities issued		-	-	-	9,147,640
Other financial liabilities		-	-	-	181,302
	~~W~~	-	-	17,687	9,328,942

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

5. Restricted due from banks

Restricted guaranteed deposits on bank accounts as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Other financial institution deposits	~~W~~	3	3

6. Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Beneficiary certificates
Beneficiary certificates in won	~~W~~	1,687,959	288,648
Beneficiary certificates in foreign currency		139,179	154,729
	~~W~~	1,827,138	443,377

7. Derivatives

(a) Details of the outstanding contract amount of derivatives held as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019

Equity related:
Over the counter:
Equity options	~~W~~	132,000	132,000

(b) The notional amounts and fair values of derivatives as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020		December 31, 2019
		Assets	Liabilities	Assets	Liabilities

Equity related:
Over the counter:
Equity options	~~W~~	24,352	17,687	24,352	17,687

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

8. Financial assets at amortized cost

(a) Loans at amortized cost as of March 31, 2020 and December 31, 2019 are as follows:

			March 31, 2020	December 31, 2019
Corporate loans	Working capital	~~W~~	2,811,074	2,221,322
Less: allowance			(2,239)	(1,624)
		~~W~~	2,808,835	2,219,698

(b) Changes in financial assets at amortized cost and other assets for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

		March 31, 2020
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	2,221,322	-	-	580,696	-	-	2,802,018
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		558,000	-	-	-	-	-	558,000
Collection		-	-	-	-	-	-	-
Disposal		-	-	-	-	-	-	-
Other(*2)		31,752	-	-	104,100	-	-	135,852
Ending balance	~~W~~	2,811,074	-	-	684,796	-	-	3,495,870

(*1) Includes deposits for amortized cost and total carrying amount of other assets.

(*2) Amounts due to changes in dividend receivables of subsidiaries, changes in consolidated tax receivables, increase in accrued income, and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

8. Loans at amortized cost

(b) Changes in financial assets at amortized cost and other assets for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	1,646,335	-	-	522,463	-	-	2,168,798
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		1,148,605	-	-	-	-	-	1,148,605
Collection		(179,000)	-	-	-	-	-	(179,000)
Disposal(*2)		(391,335)	-	-	-	-	-	(391,335)
Other(*3)		(3,283)	-	-	58,233	-	-	54,950
Ending balance	~~W~~	2,221,322	-	-	580,696	-	-	2,802,018

(*1) Includes deposits for amortized cost and total carrying amount of other assets.

(*2) For capital management of the Group, the Company disposed of financial instruments which were originally acquired for the purpose of collecting principal and interest during the period, and recognized gain on sale of ~~W~~2,333 million.

(*3) Amounts due to changes in dividend receivables of subsidiaries, changes in consolidated tax receivables, and increase in accrued income.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

8. Loans at amortized cost (continued)

(c) Changes in allowances for financial assets at amortized cost and other assets for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

		March 31, 2020
		Loans at amortized cost			Other assets(*)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,624	-	-	333	-	-	1,957
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provided		615	-	-	28	-	-	643
Ending balance	~~W~~	2,239	-	-	361	-	-	2,600

(*) Includes the deposits at amortized costs and other assets.

		December 31, 2019
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,669	-	-	379	-	-	2,048
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversal(*2)		(45)	-	-	(46)	-	-	(91)
Ending balance	~~W~~	1,624	-	-	333	-	-	1,957

(*1) Includes the allowances for due from banks and other assets at amortized cost.

(*2) Includes the reversal of credit loss allowance on the loans disposed.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

9. Investments in subsidiaries

Investments in subsidiaries as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020			December 31, 2019
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp.	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd.	100.0		982,775	100.0		982,775
Orange Life Insurance Co., Ltd.(*1)	100.0		3,221,769	59.2		2,307,315
Shinhan Capital Co., Ltd.	100.0		408,922	100.0		408,922
Jeju Bank	75.3		179,643	75.3		179,643
Shinhan BNP Paribas Asset Management Co., Ltd.	65.0		91,565	65.0		91,565
Shinhan Alternative Investment Management Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co., Ltd.	100.0		15,385	100.0		15,385
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
Shinhan DS	100.0		13,026	100.0		13,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd.	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd.	100.0		30,000	100.0		30,000
Asia Trust Co. Ltd	60.0		190,378	60.0		190,378
Shinhan AI Co., Ltd.	100.0		42,000	100.0		42,000
		~~W~~	29,894,729		~~W~~	28,980,275

(*) During this quarter, The Company acquired the remaining stocks of Orange Life Life Insurance Co., Ltd excluding the stocks owned by the end of the year out of the total issued shares, and Orange Life Life Insurance Co., Ltd. became a wholly owned subsidiary.

10. Borrowings

Details of borrowing as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount

Borrowings in won	1.75~3.01	~~W~~	520,000	-	~~W~~	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

11. Debt securities issued

Debt securities issued as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	1.41 ~ 3.56	~~W~~	8,439,000	1.41 ~ 3.56	~~W~~	8,230,000
Subordinated debt securities issued	3.44		350,000	3.44		350,000
Discount			(7,844)			(7,929)
			8,781,156			8,572,071

Debt securities issued in foreign currency :
Subordinated debt securities issued	3.34		611,300	3.34		578,900
Discount			(3,444)			(3,331)
			607,856			575,569
		~~W~~	9,389,012		~~W~~	9,147,640

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

12. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	20,973	22,137
Fair value of plan assets		(16,561)	(17,286)
Recognized liabilities for defined benefit obligations	~~W~~	4,412	4,851

(b) Expenses recognized in profit or loss for the three-month periods ended March 31, 2020 and 2019 were as follows:

		March 31, 2020	March 31, 2019
Current service costs	~~W~~	483	485
Net interest expense on the net defined benefit liabilities		26	27
	~~W~~	509	512

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

13. Equity

(a) Equity as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Capital stock
Common stock	~~W~~	2,412,162	2,370,998
Preferred stock		361,465	361,465
		2,773,627	2,732,463

Hybrid bonds		1,731,235	1,731,235

Capital surplus
Share premium		10,441,672	10,155,150
Other		-	73
		10,441,672	10,155,223

Capital adjustments		(42,711)	(600,000)

Accumulated other comprehensive loss		(7,420)	(7,420)
Retained earnings
Legal reserve(*)		2,304,596	2,191,678
Regulatory reserve for loan losses		11,988	8,728
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,587,245	6,251,519
		8,905,829	8,453,925
	~~W~~	23,802,232	22,465,426

(*) Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

13. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of March 31, 2020 and December 31, 2019 are as follows:

	Issue date	Maturity date	Interest rate (%)		March 31, 2020	December 31, 2019
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	-	3.77		134,683	134,683
	September 15, 2017	-	4.25		89,783	89,783
	April 13, 2018	-	4.08		134,678	134,678
	April 13, 2018	-	4.56		14,955	14,955
	August 29, 2018	-	4.15		398,679	398,679
	June 28, 2019	-	3.27		199,476	199,476
					1,171,709	1,171,709

Hybrid bonds in USD	August 13, 2018	-	5.88		559,526	559,526
				~~W~~	1,731,235	1,731,235

The Company can make advanced redemption for the above bonds, after 5 or 10 years from the issuance date; and has unconditional rights to extend the maturity under the same condition. In addition, if the determination has been made that dividend is not paid for common stocks, then the interest for the above bonds is also not paid.

(c) Capital adjustments

Changes in accumulated capital adjustments for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Beginning balance	~~W~~	(600,000)	(155,923)
Acquisition of treasury stock		(148)	(444,077)
Disposition of treasury stock		557,437	-
Ending balance	~~W~~	(42,711)	(600,000)

(d) Changes in accumulated other comprehensive loss for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 were as follows:

		March 31, 2020	December 31, 2019
Beginning balance	~~W~~	(7,420)	(5,449)
Remeasurement of the defined benefit liabilities		-	(2,719)
Tax effect		-	748
Ending balance	~~W~~	(7,420)	(7,420)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

13. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Beginning balance	~~W~~	11,988	8,728
Planned regulatory reserve for (reversal of) loan losses		2,825	3,260
Ending balance	~~W~~	14,813	11,988

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month periods ended March 31, 2020 and 2019 were as follows:

		March 31, 2020	March 31, 2019
Profit for the period	~~W~~	1,364,977	1,248,976
Reversal of (provision for) regulatory reserve for loan losses		(2,825)	1,199
Profit for the period adjusted for regulatory reserve	~~W~~	1,362,152	1,250,175
Basic and diluted earnings per share in won factoring in regulatory reserve(*)	~~W~~	2,702	2,619

(*) Dividends for hybrid bonds were deducted.

(f) Treasury stock

The acquisition of treasury during the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows:

		March 31, 2020
		Beginning balance	Acquisition(*)	Disposal(*)	Ending balance
The number of shares		13,882,062	3,926	(13,882,062)	3,926
Carrying value	~~W~~	600,000	148	(600,000)	148

(*) Treasury stocks were disposed of in stock exchange with Orange Life Life Co., Ltd., and the stocks that occurred during the stock exchange were re-acquired.

		December 31, 2019
		Beginning balance	Acquisition	Disposal	Ending balance
The number of shares		3,648,659	10,233,403	-	13,882,062
Carrying value	~~W~~	155,923	444,077	-	600,000

(*) To improve the shareholder value, the Company entered the treasury stock contract with Samsung Securities Co., Ltd. to acquire the treasury stock.

(f) Dividends declared and paid by the Company for the three-month period ended March 31, 2020 are as follows:

		March 31, 2020
Common stock (~~W~~1,850per share)	~~W~~	851,587
Convertible preferred stock (~~W~~1,850 per share)		32,342
	~~W~~	883,929

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

14. Net interest expense

Net interest expense for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Interest income:
Due from banks at amortized cost	~~W~~	48	234
Loans at amortized cost		13,253	11,662
Others		50	66
		13,351	11,962
Interest expense:
Borrowings in won		(264)	(867)
Debt securities issued in won		(54,538)	(49,308)
Others		(10)	(13)
		(54,812)	(50,188)
Net interest expense	~~W~~	(41,461)	(38,226)

15. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Fees and commission income:
Royalty	~~W~~	12,439	12,439
Other		4	2
		12,443	12,441
Fees and commission expense:
Others		(93)	(83)
Net fees and commission income	~~W~~	12,350	12,358

16. Dividend income

Dividends income for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Dividend from subsidiaries	~~W~~	1,385,063	1,282,144

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

17. Provision for (reversal of) credit losses allowance

Provision for (reversal of) credit losses allowance for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Provision for (reversal of) credit losses allowance	~~W~~	643	(190)

18. General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Salaries:
Salary expenses and bonuses	~~W~~	6,946	10,180
Severance benefits		509	512
		7,455	10,692
Rent		262	170
Lease		56	108
Entertainment		488	541
Depreciation		685	622
Amortization		14	21
Taxes and dues		247	234
Advertising		6,465	6,054
Others		6,899	4,851
	~~W~~	22,571	23,293

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

19. Share-based payments

(a) Stock options granted as of March 31, 2020 are as follows:

	6th grant (*)	7th grant (*)

Type	Cash payment	Cash payment

Grant date	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~54,560	~~W~~49,053

Number of shares granted	1,301,050	808,700

Contractual exercise period	August 19, 2020	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2020	58,764	36,162
Exercised	-	-
Balance at March 31, 2020	58,764	36,162

Fair value per option in won	~~W~~83	~~W~~281 (Expiration of contractual exercise period : May 17, 2021) ~~W~~302 (Expiration of contractual exercise period : Sep 17, 2021)

(*) The equity instruments granted are fully vested as of March 31, 2020 and the weighted average exercise price in won for 94,926 stock options outstanding at March 31, 2020 is ~~W~~52,462.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

19. Share-based payments (continued)

(b) Performance shares granted as of March 31, 2020 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions (*1)	Linked to relative stock price (20.0%) and linked to management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs (5 years in the case of deferred payment)

Estimated number of shares vested at March 31, 2020	57,795	1,725,346

Fair value per share in won (*2)	~~W~~40,889, ~~W~~45,766, ~~W~~49,405, ~~W~~40,580, ~~W~~44,222 for the expiration of exercising period from 2015 to 2019	~~W~~ 28,600

(*1) Starting from 2020, Shinhan Financial Group Co., Ltd and Shinhan Bank will apply solvency index (20.0%) addition to relative stock index (20.0%) and management index (60.0%).

(*2) Based on performance-linked stock compensation, the average price of the weighted average share price for the past two months, the past one month, and the past one week from the day before the reference date (4 years after the grant date for the deferred target) is paid in cash, and the fair value of the reference price to be paid in the future is evaluated as the closing price.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

19. Share-based payments (continued)

(c) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
7th	~~W~~	15	20	35
Performance shares		2,142	17,666	19,808
	~~W~~	2,157	17,686	19,843

		March 31, 2019
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
5th	~~W~~	-	1	1
6th		1	5	6
7th		7	8	15
Performance shares		1,762	13,348	15,110
	~~W~~	1,770	13,362	15,132

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

19. Share-based payments (continued)

(d) In accordance with the stock-based compensation agreements by the Company, the share-based payments as of March 31, 2020 and December 31, 2019 are as follows.

		March 31, 2020
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries(*2)	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		4	7	11
Performance shares		5,395	46,447	51,842
	~~W~~	5,400	46,458	51,858

(*1) The intrinsic value of share-based payments is ~~W~~51,842 million as of March 31, 2020. For calculating, the quoted market price of ~~W~~28,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of March 31, 2020, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~46,458 million.

		December 31, 2019
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries(*2)	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355
	~~W~~	10,023	81,383	91,406

(*1) The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price of ~~W~~43,350 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees.  As of December 31, 2019, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~81,383 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

20. Income taxes

Income tax expense for the three-month periods ended March 31, 2020 and 2019 were as follows:

		March 31, 2020	March 31, 2019
Current income tax expense	~~W~~	-	-
Temporary differences		2,744	(537)
Income tax recognized directly in equity		-	-
Income tax expense	~~W~~	2,744	(537)

21. Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2020 and 2019 were as follows:

		March 31, 2020	March 31, 2019
Net profit for the period	~~W~~	1,364,977	1,248,976
Less:
Dividends to hybrid bonds		(29,144)	(18,341)
Net profit available for common stock	~~W~~	1,335,833	1,230,635

Weighted average number of common stocks outstanding(*)		493,350,148	470,269,261
Basic and diluted earnings per share in won	~~W~~	2,708	2,617

(*) The number of ordinary shares is 482,432,493, and the above weighted average number of shares are calculated by reflecting the treasury stocks and 17,482,000 convertible preferred shares issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

22. Operating revenue

Operating revenue for the three-month periods ended March 31, 2020 and 2019 were as follows:

		March 31, 2020	March 31, 2019
Dividend income	~~W~~	1,385,063	1,282,144
Fees and commission income		12,443	12,441
Interest income		13,351	11,962
Gain on financial assets at fair value through profit of loss		28,374	4,577
Gain on foreign currency transaction		41,141	8,657
Reversal of provision for credit loss allowance		-	190
Gain on disposal of loans		-	2,334
	~~W~~	1,480,372	1,322,305

23. Commitments and contingencies

(a) Commitments

The Company entered into the share purchase agreement with the shareholder of Asia Trust Co., Ltd. to buy 60% stake of Asia Trust Co., Ltd., which also includes the right of the Company to buy additional 35% stake of Asia Trust Co., Ltd. and the right of the shareholder of Asia Trust Co., Ltd. to sell the additional 35% stake of Asia Trust Co., Ltd. Under the terms of the agreement, the Company reserves the right to purchase shares held by shareholders of Asian Trust Co., Ltd., and in response, shareholders of Asia Trust Co., Ltd. reserve the right to request that the Company purchase.

As of March 31, 2020, derivative assets and liabilities are recognized at ~~W~~24,352 million and ~~W~~17,687 million, respectively, according to the agreement. (Note 7)

(b) contingencies

As of March 31, 2020, there is one lawsuit (400 million won in litigation) pending as a defendant. The results of the lawsuit are not expected to have a significant impact on the financial statements, but additional losses may occur.

24. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	310	164

(b) Non-cash transactions amounted to ~~W~~887,916 million occurred in order to acquire the remaining shares of Orange Life Life Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

24. Statement of cash flows (continued)

(c) Changes in liabilities arising from financing activities for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2020	~~W~~	-	9,147,640	2,256	9,149,896
Changes from cash flows		520,000	208,378	(367)	728,011
Changes from non-cash flows:
Amortization of discount on debentures		-	776	10	786
Foreign currency difference		-	32,218	-	32,218
Changes from others:		-	-	(14)	(14)
Balance at March 31, 2020	~~W~~	520,000	9,389,012	1,885	9,910,897

		March 31, 2019
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2019	~~W~~	125,000	7,812,358	-	7,937,358
Changes from cash flows		100,000	399,499	(304)	499,195
Changes from non-cash flows:
Amortization of discount on debentures		-	688	13	701
Changes from others:		-	-	2,574	2,574
Balance at March 31, 2019	~~W~~	225,000	8,212,545	2,283	8,439,828

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

25. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of related parties in accordance with K-IFRS No.1024, and discloses the amount of transactions between the Company and related parties and the balance of bonds and payables. For details of subsidiaries, refer to 'Note 9'.

(a) Significant transactions with the related parties for the three-month periods ended March 31, 2020 and 2019 are as follows:

Related party	Account		March 31, 2020	March 31, 2019
Revenue:
Shinhan Bank	Interest income	~~W~~	48	66
〃	Fees and commission income		8,075	8,074
〃	Dividend income		890,000	890,000
Shinhan Card Co., Ltd.	Interest income		8,645	3,819
〃	Fees and commission income		2,069	2,068
〃	Dividend income		330,724	337,744
Shinhan Investment Corp.	Interest income		1,124	88
〃	Fees and commission income		1,153	1,153
〃	Dividend income		7,391	20,000
〃	Reversal of credit loss		-	3
Shinhan Life Insurance Co., Ltd.	Interest income		-	4,769
〃	Fees and commission income		603	603
〃	Dividend income		50,000	-
〃	Reversal of credit losses		2	282
Orange Life Insurance Co., Ltd.	Dividend income		63,050	-
Shinhan Capital Co., Ltd.	Interest income		2,895	2,434
〃	Fees and commission income		257	257
〃	Dividend income		18,899	15,480
Jeju Bank	Fees and commission income		162	162
〃	Dividend income		2,420	2,310
	Reversal of credit losses		1	-
Shinhan Credit Information Co., Ltd.	Fees and commission income		6	5
〃	Dividend income		-	1,000
Shinhan Alternative Investment Management Inc.	Interest income		23	29
〃	Fees and commission income		3	3
Shinhan BNP Paribas Asset Management Co., Ltd.	Fees and commission income		27	27
〃	Dividend income		13,585	11,115
	Reversal of credit losses		1	-
Shinhan DS	Interest income		130	128
	Fees and commission income		8	8
	Reversal of credit losses		1	-
Shinhan AITAS Co., Ltd.	Fees and commission income		20	20
〃	Dividend income		3,994	2,995
Shinhan Savings Bank	Interest income		484	483
〃	Fees and commission income		49	49
〃	Dividend income		5,000	1,500
Shinhan REITS management	Fees and commission income		12	12
		~~W~~	1,410,861	1,306,686

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

25. Related party transactions (continued)

(a) Significant transactions with the related parties for the three-month periods ended March 31, 2020 and 2019 are as follows (continued):

Related party	Account		March 31, 2020	March 31, 2019
Expense:
Shinhan Bank	Interest expenses	~~W~~	4	5
〃	General and administrative expenses		363	378
〃	Provision for credit losses		11	33
Shinhan Card Co., Ltd.	Interest expenses		1	-
	General and administrative expenses		11	13
〃	Provision for credit losses		21	22
Shinhan Investment Corp.	Interest expenses		56	54
〃	General and administrative expenses		6	-
〃	Provision for credit losses		397	-
Shinhan Life Insurance Co., Ltd.	Interest expenses		2	4
	General and administrative expenses		101	83
Shinhan Capital Co., Ltd.	Provision for credit losses		7	10
Jeju Bank	Provision for credit losses		-	2
Shinhan Alternative Investment Management Inc.	Provision for credit losses		211	-
Shinhan DS	General and administrative expenses		1,066	961
	Provision for credit losses		-	24
Shinhan BNP Paribas Asset Management Co., Ltd.	Provision for credit losses		-	11
Shinhan Savings Bank	Provision for credit losses		-	3
Shinhan REITS management	Provision for credit losses		1	1
Orange Life Insurance Co., Ltd.	Interest expenses		357	353
		~~W~~	2,615	1,957

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

25. Related party transactions (continued)

(b) Significant balances with the related parties as of March 31, 2020 and December 31, 2019 are as follows:

Creditor	Debtor	Account		March 31, 2020	December 31, 2019
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Due from banks	~~W~~	313	167
〃	〃	Other assets		427,154	405,869
〃	〃	Property and equipment		835	1,120
〃	Shinhan Card Co.,Ltd.	Loans		1,488,260	1,462,353
〃	〃	Other assets		126,084	112,096
〃	〃	Property and equipment		167	84
〃	Shinhan Investment Cop.	Loans		629,558	104,123
〃		Other assets		13,087	13,941
〃	Shinhan Life Insurance Co., Ltd.	Other assets		4,460	8,818
〃	〃	Property and equipment		273	441
〃	Orange Life Insurance Co., Ltd	Other assets		63,050	-
〃	Shinhan Capital Co.,Ltd.	Loans		529,599	529,599
〃	〃	Other assets		33,565	23,655
〃	Jeju Bank	Other assets		3,789	2,567
〃	Shinhan BNP Paribas Asset Management Co., Ltd	Other assets		993	1,722
〃	Shinhan Alternative Investment Management Inc.	Loans		37,796	-
〃	〃	Other assets		1,718	987
〃	Shinhan Credit Information Co., Ltd.	Other assets		521	570
	Shinhan DS	Loans		23,946	23,946
〃	〃	Other assets		910	1,211
	〃	Property and equipment		450	-
〃	Shinhan Savings Bank	Loans		99,676	99,676
〃	〃	Other assets		6,939	6,907
〃	Shinhan AITAS Co., Ltd.	Other assets		465	824
	Shinhan REITS management	Other assets		688	590
			~~W~~	3,494,296	2,801,266

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

25. Related party transactions (continued)

(b) Significant balances with the related parties as of March 31, 2020 and December 31, 2019 are as follows (continued):

Creditor	Debtor	Account		March 31, 2020	Dec 31, 2019
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	720	975
Shinhan Card Co., Ltd.	〃	Other liabilities		432	526
Shinhan Investment Corp.	〃	Other liabilities		23,502	12
Shinhan Life Insurance Co., Ltd.	〃	Other liabilities		52,885	35,179
Orange Life Insurance, Co., Ltd.	〃	Loans (in won)		55,000	55,000
〃	〃	Other liabilities		263	264
Shinhan Capital Co., Ltd.	〃	Other liabilities		1	1
Shinhan DS	〃	Other liabilities		851	914
Shinhan A.I. Co.Ltd.	〃	Other liabilities		1	1
			~~W~~	133,655	92,872

(c) Fund transaction

Major fund transactions with related parties for the three-month periods ended the March 31, 2020 and 2019 are as follows:

		March 31, 2020
		Beginning balance	Lending	Collection	Gain on foreign currency transaction	Ending balance
Shinhan Card Co., Ltd.	~~W~~	1,463,120	-	-	25,920	1,489,040
Shinhan Investment Corp.		104,202	520,000	-	5,832	630,034
Shinhan Capital Co., Ltd.		530,000	-	-	-	530,000
Shinhan Alternative Investment Management Inc.		-	38,000	-	-	38,000
Shinhan Savings Bank		100,000	-	-	-	100,000
Shinhan DS		24,000	-	-	-	24,000
	~~W~~	2,221,322	558,000	-	31,752	2,811,074

		March 31, 2019
		Beginning balance	Lending	Collection	Disposal	Ending balance
Shinhan Card Co., Ltd.	~~W~~	700,000	-	-	-	700,000
Shinhan Life Insurance Co., Ltd.		391,335	-	-	391,335	-
Shinhan Capital Co., Ltd.		450,000	50,000	50,000	-	450,000
Shinhan Alternative Investment Management Inc.		5,000	-	-	-	5,000
Shinhan Savings Bank		100,000	-	-	-	100,000
Shinhan DS		-	48,000	24,000	-	24,000
	~~W~~	1,646,335	98,000	74,000	391,335	1,279,000

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won)

25. Related party transactions (continued)

(d) Compensation of key management personnel (executives) for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Salaries	~~W~~	1,021	911
Severance benefits		12	4
Share-based payment expenses(*)		(802)	518
	~~W~~	231	1,433

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

26. Uncertainty due to changes in domestic and global economic conditions

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the company's financial condition and results of operations in various forms both domestically and internationally.

The company is monitoring the impact of COVID-19, but the overall instability of the global macroeconomic environment presents difficulties in predicting the financial impact thereof as of the end of this quarter.

27. Events after the reporting period

The Company decided to acquire and retire treasury stocks in accordance with the resolution of the Board of Directors on March 26, 2020. The number of shares to be acquired is 5,484,460 common stocks, and the expected end date of the acquisition is June 26, 2020. Treasury stocks acquired under the resolution of the board of directors will be retired.